

Mail Stop 3561

April 22, 2016

Richard N. Baer
Chief Legal Officer
Liberty Expedia Holdings, Inc.
12300 Liberty Boulevard
Englewood, Colorado 80112

> **Re: Liberty Expedia Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 24, 2016**
> **File No. 333-210377**

Dear Mr. Baer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide us with your analysis on whether you are an investment company. We note your risk factor disclosure on page 10 and other disclosures regarding your current belief that you are not subject to regulation under the Investment Company Act of 1940.

2. In an appropriate place in your prospectus, please elaborate upon how and why Liberty Interactive determined that its ownership and voting interests in Expedia and the wholly-owned subsidiary, Bodybuilding.com, LLC, would be the principal businesses and assets you own, especially considering your indication page 5 that the Spin-Off is expected "to provide greater transparency . . . with respect to [y]our dominant business, [y]our investment in Expedia."

3. Please expand your disclosure to briefly explain how the terms of the spin-off were determined, including the ratio you will utilize.

Summary

4. In an appropriate place in your Summary, please revise to discuss the interests of certain persons in the Spin-Off, in particular the conflicts of interest that are present in this transaction as a result of the overlapping roles of your and Liberty Interactive's officers and directors.

Liberty Interactive's Corporate Structure, page 2

5. Please explain why Diller is irrevocably assigning the Diller Proxy to you and elaborate upon how the Diller Proxy, and therefore the Expedia Common Shares, will be voted upon by you.

The Spin-Off

Q: What costs and risks were considered by the board of directors of Liberty Interactive in determining whether to effect the Spin-Off?, page 7

6. Please elaborate upon the risk associated with increased leverage, specifically acknowledging that $300 million of the Loan Proceeds will be distributed from you to Liberty Interactive to repurchase shares of QVC Group common stock or Liberty Ventures common stock.

Risk Factors

Our company may have future capital needs . . ., page 10

7. Once known, please disclose the closing price per share for Expedia common stock that would trigger a margin call on the Margin Loan.

We may determine to forgo certain transactions . . ., page 41

8. In this risk factor, or in a new risk factor, please provide greater detail on the limitations Section 355(e) and your indemnification obligations under the Reimbursement Agreement place on the timing of and types of business combinations you can enter into with Expedia.

The Spin-Off

Reasons for the Spin-Off, page 50

9. We note your statement that the Spin-Off "is expected to cause the trading discount applied to the Liberty Ventures common stock to be reduced . . . ." Please provide additional disclosure regarding the basis for your belief in this regard. Please also indicate that there is no assurance that such discount will be reduced.

Manner of Effecting the Spin-Off, page 52

10. Please disclose the source of cash used to fund the fractional share payment.

Capitalization, page 60

11. Historical and as adjusted total capitalization do not equal the sum of the debt and equity amounts presented. Please revise or explain why historical and as adjusted total capitalization are correct.

12. Please explain to us, in detail, the extent to which you considered the $300 million distribution a dividend versus a return of capital in your presentation here and on the face of the balance sheet. We may have further comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations – Combined, page 82

13. Define what is meant by "conversion of visitors was down 68 basis points." Please indicate what a basis point represents and tell us how you were able to precisely attribute this to increased mobile visits.

14. Reference is made to your discussion of the Liberty Expedia Holdings, Inc. 2016 Omnibus Incentive Plan beginning in the last paragraph on page 98. Please tell us your consideration of discussing the potential impact any new awards may have on stock-based compensation expense trends. Refer to Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources, page 87

15. Please discuss historical dividends received from Expedia, the fact that historically you did not have direct access to cash that Expedia generated, and whether you will have direct access to cash that Expedia generates after the Spin-Off is complete and Expedia is consolidated in your financial statements.

Executive Compensation, page 98

16. Please amend this section to include compensation disclosure for your named executive officers over the last three fiscal years. Alternatively, please provide us with a detailed analysis supporting your belief that you are not required to provide this disclosure. For additional guidance, please see Regulation S-K Compliance and Disclosure Interpretation 217.01, which can be found on our website.

Certain Relationships and Related Party Transactions

Reimbursement Agreement, page 116

17. It appears that the Reimbursement Agreement may be a material contract for you. If that is the case, please include is as an exhibit.

Financial Statements, page F-1

18. Please tell us your consideration of providing pro forma financial statements pursuant to Article 11 of Regulation S-X reflecting the following transactions:

- the $350 million expected loan and approximate $300 million distribution to Liberty Interactive;

- the contribution agreement entered into by Liberty Interactive and Bodybuilding.com, LLC in which $13 million of debt was considered contributed capital;

- the equity contribution of $68.7 million of income taxes payable allocated to Liberty Expedia Holdings, Inc. by Liberty Interactive;

- the anticipated consolidation of Expedia; and

- separate columnar presentation for the full year results of Expedia's acquisitions of HomeAway, Inc. and Orbitz Worldwide, Inc.

Liberty Expedia Holdings, Inc. Historical Combined Financial Statements

Combined Balance Sheet, page F-3

19. Please present a pro forma balance sheet reflecting the $350 million expected loan and approximate $300 million distribution to Liberty Interactive alongside the historical balance sheet. See Staff Accounting Bulletin 1:B.3.

<u>Combined Statements of Operations, page F-4</u>

20. Please advise whether the "Share of earnings (losses) of Expedia, Inc. (note 3)" line item is presented net of tax as recorded by Expedia in determining its net income. If not, please explain the basis for your presentation. If so, please explain how the net of tax presentation of the share of Expedia's earnings is reflected in your income tax expense computed by applying the U.S. Federal income tax rate in Note (6).

<u>Notes to Combined Financial Statements</u>

<u>(3) Investment in Expedia, Inc., page F-16</u>

21. You state that "Based on these arrangements it was determined that the Company has significant influence…." Please define "these arrangements" and explain the principal factors that each arrangement raised that caused you to believe you have significant influence over Expedia. If the Stockholders Agreement with Diller is one such arrangement, please explain how it impacts "significant influence." To the extent applicable, please reference authoritative literature that supports your conclusion. If you place more weight on any agreement versus actual share ownership, please explain also in detail your basis for assigning weight. We may have further comment.

22. You indicate that Liberty Interactive owned approximately 20% of the outstanding Expedia common stock and 52% of the voting interest in Expedia. You further state that Liberty Expedia Holdings, Inc. owns an approximate 15.7% equity interest and 52.2% voting interest in Expedia. Please define equity interest and contrast the composition of the 15.7% equity interest versus "approximately 20% of the outstanding Expedia common stock" and clarify the percentage used to recognize equity in Expedia's earnings. Please also indicate the date such percentages are as of and any changes up to the spin-date. Please also disclose the economic interest Liberty Expedia Holdings, Inc. will have upon the Spin-Off. If such differing percentages relate to the two classes of equity securities of Expedia, please provide us a reconciliation that indicates the number of shares of each respective class and the computation of equity, voting, and outstanding percentages as stated above. We assume from the first sentence of page 1 that 100% of Liberty Interactive's ownership and voting interests are being transferred to Liberty Expedia Holdings Inc. If otherwise, please explain in detail.

23. Please show us how you allocated the change in the excess basis between your carrying value of Expedia versus your underlying share of Expedia's carrying value for each of the last 3 years.

<u>(7) Stock-Based Compensation, page F-24</u>

24. Reference is made to the discussion of the Liberty Incentive Plan in the last paragraph of page F-25. Please explain to us why only holders of outstanding options that are

members of the Liberty Interactive board of directors or officers of Liberty Interactive holding the position of Vice President or above will receive new Company option awards and adjusted Ventures option awards. In this regard, tell us the expected disposition of any Liberty Venture options that won't be adjusted. In short, please clarify how each holder of Liberty Ventures options will be treated as a result of the Spin-Off and the reasons for their treatment. Lastly, please explain how the new Company option awards and adjusted Venture option awards as well as any options that retained their original terms will be accounted for at the time of the Spin-Off, including whether a compensation charge will result from the exchange or modification of options. Please provide the accounting support for your response.

(11) Segment Information, page F-28

25. Please disclose revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, that fact shall be disclosed. Refer to ASC 280-10-50-40.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Adam Phippen, Staff Accountant, at 202-551-3336 or Jim Allegretto, Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Renee L. Wilm, Esq.